Pinkbrick Holdings Inc.

c/o Central Park Advisors, LLC

40 Wall Street, 30th Floor

New York, NY 10005

February 9, 2015

Via EDGAR Correspondence

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinkbrick Holdings Inc.
Registration Statement on Form 10
Filed December 18, 2014
File No. 0-55335

Dear Ms. Long:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated January 14, 2015, regarding the Registration Statement on Form 10-12G (the “Form 10”) of Pinkbrick Holdings Inc., a Delaware corporation (the “Company,” “we,” or “us”), filed on December 18, 2014. The Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”). Each of the Staff’s comments is set forth below followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

General

1.	Note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. Pinkbrick Holdings Inc. or Pinkbrick will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If Pinkbrick does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

Response

The Company has determined not to withdraw its filing and understands that upon effectiveness, even if comments from the Staff with respect to the Form 10 are still outstanding it will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 2

2.	Provide a discussion of any other blank check company or special purpose acquisition company or SPAC in which Middlebury Securities, LLC or Middlebury, your promoters or management, or persons engaged in management-type activities have been involved. Discuss also those that they are likely to be involved with in the future. The discussion should include the name of any other blank check company or SPAC, provide a brief description of any acquisition made by any other blank check company or SPAC, the current trading market of any post-combination entity, and the benefits received by the registrant’s promoters and management or persons engaged in management-type activities from association with any other blank check company or SPAC. We note the disclosure on page 2 that Middlebury may assist you with due diligence in identifying a business combination target and that Messrs. Vincent S. LoPriore and Thomas G. Folise, who are your directors, officers, and majority stockholders, work at Middlebury.

Response

On December 31, 2014, Vincent S. LoPriore and Thomas G. Folise, officers, directors and majority stockholders of the Company, terminated their relationship with Middlebury Securities, LLC (“Middlebury”). Following such termination, Messrs. LoPriore and Folise began work as financial representatives at JH Darbie & Co., an SEC registered broker-dealer and Financial Industry Regulatory Authority (“FINRA”) member (“JH Darbie”). Accordingly, the Company has removed references to Middlebury in the Form 10 to reflect the relationship’s termination, and have revised to disclose management’s recent affiliation with JH Darbie, as applicable.

The Company has revised its disclosure reflected on page 1 of the Amendment No. 1 in order to clarify that the Company’s management and Central Park Advisors, and to the knowledge of our management, JH Darbie, have not been involved with any other blank check companies.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 3

3.	We note that management does not intend to undertake any efforts to cause a market to develop in your securities, either debt or equity, until you have successfully concluded a business combination. However, please disclose whether Middlebury will seek to make a market in your securities at any time.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to reflect that, to the knowledge of our management, JH Darbie does not currently intend to undertake any efforts to cause a market to develop in the Company’s securities, either debt or equity and that in the event JH Darbie does intend to undertake efforts to cause a market to develop in the Company’s securities in the future, they will not do so until the Company has successfully concluded a business combination.

4.	Revise your disclosure on pages 1 and 6-7 and elsewhere as appropriate to disclose clearly that your current cash resources are insufficient to fund your operating needs over the next 12 months, if true.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 6-7 of the Amendment No. 1 that the Company’s current cash resources are insufficient to fund the Company’s operating needs over the next 12 months.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 4

Form of Acquisition, page 4

5.	Provide more detail on how Pinkbrick will proceed in seeking out a business combination target, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship to Pinkbrick.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Amendment No. 1 to reflect that the three executive officers of the Company intend to seek out business combination opportunities through their personal business contacts, which include investment banks, accounting firms, law firms, financial advisors, venture capitalists, private equity firms, and similar persons. Additionally, the executive officers intend to participate in various investment conferences to meet with various businesses seeking to expand, investors and related professionals in hopes of working together. The executive officers will not be limited to attending these conferences, but they believe it can add value as a networking platform from which to seek business combination opportunities. The approximate number of persons or entities that will be contacted is unknown and dependent on whether any opportunities are presented by the sources that we contact.  The Company currently does not have any further detailed plans in place except as specified above.

6.	We note that you do not currently intend to retain any entity to act as a “finder.” However, please indicate whether, in the event of retaining a finder, Pinkbrick may pay cash finder’s fees and/or whether Pinkbrick may issue securities as finder’s fees.

Response

The Company has revised its disclosure on page 7 of the Amendment No. 1 to indicate that it has no current plans, understanding, agreements, or commitments with any entity to act as a “finder.” However, in the event the Company does retain a finder, the Company may pay cash finder’s fees and may issue securities as finder’s fees.

7.	Disclose whether Pinkbrick may merge with or acquire another company in which its promoters, management, or promoters’ or management’s affiliates or associates, directly or indirectly, have an ownership interest. If Pinkbrick’s corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether Pinkbrick’s promoters and management are aware of any circumstances under which it may change this corporate policy.

Response

In response to the Staff’s comment, we have added disclosure on page 5 of the Amendment No.1 to reflect that the Company currently does not have a corporate policy in place with respect to related party transactions and, at the present, there is no intent to merge or acquire another company in which promoters, management, or promoters’ or management’s affiliates or associates, directly or indirectly, have an ownership interest; however, there are no assurances that it may do so in the future. Accordingly, the Company does not believe any additional disclosure related to the corporate policy, except as provided above, is required.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 5

8.	For any merger with or acquisition of another company, address these matters:

a.	The degree of control/level of ownership that Pinkbrick would have in a merger with or acquisition of another company.

b.	If Pinkbrick may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to Pinkbrick.

c.	Define and explain the minimal transaction value required of any target company in a merger or acquisition by Pinkbrick.

d.	The effect of Pinkbrick’s reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

Response

The Company has revised its disclosure on page 4 and 5 of Amendment No. 1 to address each of the Staff’s bullet points above.

Security Ownership of Certain Beneficial Owners and Management, page 8

9.	Disclose whether there are lock-up agreements between the principal shareholders to ensure that they will not sell their shares until a business transaction is completed, and, if so, describe the material terms of the lock-up agreements. Additionally, file any lock-up agreements as exhibits to the Form 10.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 1 to disclose that there are no lock-up agreements between the principal stockholders.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 6

Directors and Executive Officers, page 8

10.	Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

Response

In response to the Staff’s comment, we confirm that there are currently no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person. In connection with this confirmation, we have added disclosure on page 9 of Amendment No. 1.

11.	Identify all promoters of Pinkbrick, and indicate that these are the only promoters of Pinkbrick.

Response

The Company has revised the disclosure regarding its promoters on page 9 of the Amendment No. 1.

Executive Compensation, page 9

12.	Disclosure on page 10 states that you have verbally agreed that the offer of any post- transaction employment to members of management will not be a consideration in your decision whether to undertake any proposed transaction. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the Form 10. For guidance you may wish to refer to Question 146.04 in the Regulation S-K of our Compliance and Disclosure Interpretations available on the Commission’s website.

Response

In response to the Staff’s comment, we have revised the disclosure set forth on page 9 to reflect that the Company has a policy that the offer of any post-transaction employment to members of management will not be a consideration in the Company’s decision whether to undertake any proposed transaction. The Company is not a party to an oral contract. Accordingly, the Company is not required to file an exhibit under Item 601(b)(10) of Regulation S-K, as supplemented by Question 146.04 in the Regulation S-K of the Staff’s Compliance and Disclosure Interpretations.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 7

Certain Relationships and Related Transactions, and Director Independence, page 10

13.	Tell us what consideration you have given to providing disclosure relating to promoters and control persons. In your response, address specifically your relationship with Middlebury and its principals as it appears that they may be promoters of Pinkbrick. See Item 404(c) of Regulation S-K.

Response

Our three directors are deemed to be promoters since they directly took the initiative in founding and organizing our Company and received more than 10% of our common stock in exchange for aggregate advances equal to $12,500. Central Park Advisors, LLC is an entity controlled and owned by Thomas Folise and Vincent LoPriore, two of our executive officers and directors. Such entity provides strategic consulting and advisory services to public and private companies. The Company has not engaged Central Park Advisors, LLC to act as an agent for the Company; however, it may engage such entity in the future to assist in identifying a business combination target.

Furthermore, Middlebury and its principals did not, directly or indirectly, take initiatives in founding and organizing the Company. Such steps were only taken by our directors. At the time our management was affiliated with Middlebury, management contemplated engaging Middlebury to assist with identifying a business combination target; however, our management no longer intends to engage Middlebury for such services. In addition, since our management is currently affiliated with JH Darbie or any other FINRA registered broker-dealer that our management may in the future be affiliated with, to assist with identifying a business combination target.

Except as described above, since inception, we have not had any other promoters and/or control persons.

Pamela A. Long Assistant Director Division of Corporation Finance United States Securities and Exchange Commission February 9, 2015 Page 8

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to David Feldman, Esq. of Richardson Patel LLP at (917) 677-8165. Mr. Feldman’s telephone number is (212) 931-8700.

Very truly yours,

PINKBRICK HOLDINGS INC.

/s/ Vincent LoPriore
Vincent LoPriore
Chief Executive Officer and Director